

August 14, 2014

Via E-mail
Joseph A. Householder
Executive Vice President and
Chief Financial Officer
Sempra Energy
101 Ash Street
San Diego, California 92101

> **Re:** **Sempra Energy**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 27, 2014**
> **File No. 1-14201**

Dear Mr. Householder:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Exhibit 13 – Annual Report to Security Holders

Notes to Consolidated Financial Statements

Note 1. Significant Accounting Policies and Other Financial Data, page 104
Comprehensive Income, page 117

1.   Please tell us your consideration of disclosing changes in accumulated other comprehensive income (loss) by component and reclassifications out of accumulated other comprehensive income for each of the years presented. Refer to ASC 220-10-45-14A.

Note 3. Acquisition and Divesture Activity, page 127
Sempra Renewables, page 129

2.	We note that you measure equity investments in joint ventures formed upon the sale of 50% interests in solar power facilities at their historical cost and that no portion of gains were attributable to a re-measurement of the retained investments to fair value. Please explain to us how your measurement complies with the guidance in ASC 810-10-40-5.

Note 9. Derivative Financial Instruments, page 169
Financial Statement Presentation, page 172

3.	Please tell us how to reconcile current liabilities and deferred credits and other liabilities in the table of derivative instruments on the consolidated balance sheets to the amounts disclosed in the consolidated balance sheets for each year presented.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief